EXHIBIT 2

PRESS RELEASES

2012

Title	Release Date

Response to SandRidge's Statement Regarding Related-Party Transactions	January 28, 2013

HOW TO VOTE SHARES

To vote your shares in favor of TPG-Axon’s proposals please follow the instructions on the GREEN consent card that was sent to you. If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only that nominee can exercise the right to consent with respect to the shares of common stock that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is CRITICAL that you promptly give instructions to your bank, broker firm, dealer, trust company or other nominee to execute a consent in favor of TPG-Axon’s proposals.

Holders of more than 50% of SandRidge outstanding common stock must consent to TPG-Axon’s proposals in order to capture what TPG-Axon believes to be dramatic upside for stockholders. Not consenting on TPG-Axon’s GREEN consent card will have the same effect as a vote FOR management. Importantly, if you receive a white consent card from SandRidge
DO NOT return it.

If you have any questions regarding your GREEN consent card or need assistance in executing your consent, please contact MacKenzie Partners, Inc. at (212) 929-5500 or Toll-Free (800) 322-2885.

ENHANCE SHAREHOLDER VALUE AT SANDRIDGE ENERGY (NYSE:SD)

Latest Updates

Press Releases	January 28, 2013

Presentations	January 23, 2013

Press Releases	January 23, 2013

Information on TPG-Axon’s Consent Solicitation

TPG-Axon, one of SandRidge Energy’s (NYSE: SD) largest shareholders, has called for sweeping changes at the company, which it believes are necessary to maximize shareholder value. To facilitate change, TPG-Axon has launched a consent solicitation to amend the by-laws of the company to, among other things, de-stagger the Board of Directors and permit that directors may be removed with or without cause, remove incumbent directors from the Board, and replace such incumbent directors with nominees of TPG-Axon. This website provides information on TPG-Axon’s proposals and on the process for voting shares in favor of those proposals.

Please note, you must be a stockholder of record as of December 13, 2012 to vote your shares in this consent solicitation. If you are a stockholder of record, TPG-Axon urges you to VOTE THE GREEN CONSENT CARD in favor of its proposals to help deliver the necessary change to strengthen SandRidge for the future. If you wish to vote the GREEN consent card simply follow the instructions on the GREEN consent card that was sent to you.

For more information on how to vote your shares, please click the “How to Vote Shares” menu on the left or call MacKenzie Partners, Inc. at (212) 929-5500 or Toll-Free (800) 322-2885.

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